Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund

REYNOLDS OPPORTUNITY FUND

The Reynolds Opportunity Fund invests in “blue chip” growth companies in addition to emerging growth companies. A long-term investment in the Reynolds Opportunity Fund should be a good complement to a long-term investment in the Reynolds Blue Chip Growth Fund and the Reynolds Fund.

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term capital appreciation.

General
Category:	Equity	Minimum Investment
Symbol:	ROPPX	Initial:	$1000
Inception Date:	1/30/92	Subsequent:	$100
Net Assets in Millions:	$6.7	Initial IRA:	$1000
(as of 03/31/07)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return (as of 04/30/07)
Return
Year to Date	+1.14%
1 Year	(14.70)%
3 Year	(1.29)%
5 Year	+2.89%
10 Year	+2.29%
Life of Fund	+4.64%

Average Annual Total Return (as of 03/31/07)		Cumulative Total Return (as of 03/31/07)
1 Year	(14.87)%	1 Year	(14.87)%
3 Year	(5.82)%	3 Year	(16.47)%
5 Year	+0.56%	5 Year	+2.85%
10 Year	+2.89%	10 Year	+32.94%
Life of Fund	+4.61%	Life of Fund	+97.96%

	Calendar Year End Data
Year	2006	2005	2004	2003	2002	2001	2000	1999	1998
Total Return	+0.96%	(9.95)%	(3.76)%	+76.8%	(42.1)%	(31.1)%	(31.8)%	+71.6%	+59.1%
Capital Gains	3.5969	0.0300	1.3048	0.7362	0	0.0414	0.5628	0.1048	0.5036
Dividends	0	0	0	0	0	0	0	0	0
Total Assets ($millions)	$8.9	$11.4	$19.4	$31.4	$14.2	$35.8	$75.5	$122.9	$47.10
Value $10,000	$19,751	$19,563	$21,724	$22,573	$12,765	$22,065	$32,034	$49,783	$29,015
invested on 01/30/92

Operations Data

Front end Load: None
Redemption Fee: None
Maximum Sales Charge: None
Expense Ratio1 (after reimbursement): 2.01%
Expense Ratio1 (before reimbursement): 3.17%
(as of 03/31/07)

	Asset Allocation
Date	03/31/07	12/31/06	09/30/06	06/30/06	03/31/06
Equities	63.86%	75.85%	80.80%	80.17%	100.00%
Preferred Stock	0.00%	0.0%	0.0%	0.0%	0.0%
Cash	36.14%	24.15%	19.20%	19.83%	0.0%

Turnover Rate: 85.6%
(as of 03/31/07)
Top Ten Holdings		Top Ten Industry Weightings
(as of 03/31/07)		(as of 03/31/07)
GigaMedia, Ltd.	3.94%	Wireless Communication	6.97%
Red Hat, Inc.	3.10%	Communication Equipment	5.72%
Research in Motion Ltd.	3.07%	Financial Services	5.52%
Google Inc.	2.75%	Semiconductors	5.47%
WebEx Communications, Inc.	2.56%	Retail Stores	4.54%
Akamai Technologies, Inc.	1.87%	Electronics	3.94%
Texas Instruments Inc.	1.81%	Computer & Peripherals	3.82%
Brightpoint, Inc.	1.80%	Internet Software & Services	3.58%
Kohl's Corp.	1.72%	Internet Info Providers	3.22%
China Life Insurance Co., Ltd.	1.72%	Retail-Specialty	3.03%

[1]The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. The above expense ratios are presented before and after this expense reimbursement agreement. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

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